FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Seneff, James M. Jr. 450 South Orange Ave. Orlando, FL 32801	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN		6. Relationship of Reporting Person to Issuer (Check all appropriate) X Director 10% Owner X Officer (Give title below) Other (Specify below) Chairman of the Board and Chief Executive Officer
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for 03/28/03
		5. If Amendment, Date of Original	7. Individual of Joint/Group Filing X Form filed by One Reporting Person Form filed by More than one Reporting Person

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 8)	2. Transaction Date	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Owned at End of Month (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/28/03	A		4,882	A	(1)	338,460	D
Common Stock	N/A						1,616,600	I	(2)
Common Stock	N/A						255,696	I	(3)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Month (Instr. 3 & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)												283,334

Explanation of Responses:
(1)

Shares were acquired pursuant to the stock award under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction under Rule 16b-3. Vesting begins in 2003 and is completed in 2007.

(2)	Shares were acquired by CNL Financial Group, Inc. or CFG Investments, Inc. (which are wholly owned by Mr. Seneff and his spouse).
(3)

Shares held by four limited partnerships of which Mr. Seneff is a general partner. Mr. Seneff disclaims beneficial ownership of these shares except to the extent of his respective shares percentage interest in each of these securities.

/s/James M. Seneff, Jr. Signature of Reporting Person	April 1, 2003 Date
** Intentional missstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).